UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION
                 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:             Fortress Investment Trust II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  1251 Avenue of the Americas, 16th floor
                  New York, New York  10020

Telephone Number (including area code):

                  (212) 798-6100

Name and address of agent for service of process:

                  The Corporation Trust Company
                  1209 Orange Street
                  Wilmington, Delaware  19801

With Copies of Notices and Communications to:

                  Michael K. Hoffman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York  10036

Check Appropriate Box:

                  Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES [ ]     NO [x]

Additional Information:

Item 1.  Fortress Investment Trust II

Item 2.  Delaware, June 21, 2002

Item 3.  Delaware business trust

Item 4.  Management company

Item 5.  Closed-end, non-diversified

Item 6.  FIG Advisors LLC, 1251 Avenue of the Americas, New York, New
         York  10020

Item 7.  Trustees:  Dennis Porterfield
         Officers:  Wesley R. Edens, Chairman and Chief Executive Officer
                    Robert I. Kauffman, President
                    Randal A. Nardone, Chief Operating Officer and Secretary Jeffrey R. Rosenthal, Chief Financial Officer and Treasurer Lilly H. Donohue, Vice President and Assistant Secretary

Item 8.  Not Applicable

Item 9.  (a)  No
         (b)  Not Applicable
         (c)  No
         (d)  No
         (e)  Not Applicable

Item 10. Current value of registrant's total assets: $258,000

Item 11. No.

Item 12. Not Applicable




                                 SIGNATURE

                  Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 2nd day of July, 2002.

                                       FORTRESS INVESTMENT TRUST II
                                                (Registrant)


                                       By:   /s/  Randal A. Nardone
                                          -------------------------------------
                                            Name:  Randal A. Nardone
                                            Title: Chief Operating Officer and
                                                   Secretary



Attest:   /s/  Lilly H. Donohue
       -------------------------------
       Name:  Lilly H. Donohue
       Title: Vice President and
              Assistant Secretary